PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

                                   SIGNATURES
                                   ===========

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN



Date: June 12, 2003          By:/s/ ROBERT E. EVANS
                                   -------------------------------------
                                    Robert E. Evans
                                    President and Chief Executive Officer
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                                    CONTENTS
                                    --------



                                                                         PAGE

Independent Auditor's Report ................................................1


Statements of Net Assets Available for Benefits at
      December 31, 2002 and 2001.............................................2
Statements of Changes in Net Assets Available for the
  Years Ended December 31, 2002 and 2001.....................................3

Notes to Financial Statements..............................................4-9

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes at the End of Year..........10

                                      May 22, 2003



To the Plan Administrative Committee
Peoples Bancorp, Inc. Retirement Savings Plan
Marietta, Ohio

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2002 and 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits with fund information for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H - Assets Held for Investment Purposes at End of Year referred to as "Supplemental Information" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

REA & ASSOCIATES, INC.

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                  PEOPLES BANCORP, INC. RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001

                                     ASSETS

                                                        2002            2001
                                                      --------        ---------
ASSETS
    Cash and cash equivalents                               $ 0           $ 429

    Investments, at fair value:
        Money market funds                              293,810       3,723,181
        Peoples certificates of deposit                       0       1,090,051
        Shares of Registered Investment Companies     3,125,176       1,284,835
        Shares of Common/Collective Trusts            3,192,167               0
        Common stock-Peoples Bancorp Stock Fund       7,116,109       5,140,753
     Participant loan receivable                        262,406         250,626
                                                     ----------      ----------
            Total investments                        13,989,668      11,489,446

    Receivables:
        Interest and dividends receivable                41,233          45,041
                                                     ----------      ----------
            Total receivables                            41,233          45,041

     TOTAL ASSETS                                    14,030,901      11,534,916

LIABILITIES
    Accrued expenses                                      4,086               0
    Excess contributions payable                              0           5,364

     TOTAL LIABILITIES                                    4,086           5,364

           Net assets available for benefits       $ 14,026,815    $ 11,529,552
                                                   ============    ============

          PEOPLES BANCORP, INC. RETIREMENT SAVINGS PLAN

               STATEMENTS OF CHANGES IN NET ASSETS
                     AVAILABLE FOR BENEFITS
         FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                                 2002             2001
                                                                                ------           -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
          Interest and dividend income                                     $     798,011        $ 297,277
          Net realized gain and unrealized appreciation on investments         1,117,490        1,015,674
          Participant contributions                                              816,948          649,133
          Rollover contributions                                                  89,906          103,629
          Employers' contributions                                               413,324          351,551
                                                                               ---------         --------
    Total additions                                                            3,235,679        2,417,264

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
          Benefits paid to participants                                          728,029          564,801
          Administration fees                                                     10,387                0
                                                                                --------         --------
    Total deductions                                                             738,416          564,801
                                                                                --------         --------

    Net increase                                                               2,497,263        1,852,463

Net Assets Available for Benefits
    Beginning of year                                                         11,529,552        9,677,089
                                                                             -----------       ----------
    End of year                                                            $  14,026,815    $  11,529,552
                                                                           =============    =============

                              PEOPLES BANCORP INC.
                            RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

                             PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

                  The following brief description of Peoples Bancorp, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  General
                  -------

                  The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp, Inc. and its Subsidiary, Peoples Bank, NA. The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is Invesco.

                  Eligibility
                  -----------

                  Employees are eligible to participate in the Plan upon reaching age 21 and with one hour of service. The employee completes the service requirement on his/her employment commencement date. Employees may join the Plan at any time by completing the election form on a day to day basis beginning January 1, 2002.

                  Contributions
                  -------------

                  Each year, participants may contribute a percentage of pretax annual compensation not to exceed a dollar limit which is set by law. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp, Inc. or its Subsidiary will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. Effective for 2002 and 2001, the Employer's matching was 100% of the employee's contribution up to the first 3% of the employee's compensation and 50% of the employee's contribution on the next 2% of the employee's compensation.

                  Participant Directed Investments
                  --------------------------------

                  Participants direct the investment of their contributions and their allocated share of the matching contributions into various investment options offered by the Plan. From the period of January to October of 2002 the Plan was administered by First Merchantile. The Plan currently offers twelve funds as investment options for participants through the Plan's administered trust fund with Invesco.

                  Participants may change their investment options at any time via the internet.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN (Continued)

                  Participant Accounts
                  --------------------

                  Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                  Vesting
                  -------

                  Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions and actual earnings thereon.

                  Participant Loans Receivable
                  ----------------------------

                  Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

                  Payment of Benefits
                  -------------------

                  The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled or dies. If the benefit is $5,000 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $5,000, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

                  If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting
                  -------------------

                  The financial statements of the Plan are prepared using the accrual method of accounting.

                  Estimates
                  ---------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                  Investment Valuation and Income Recognition
                  -------------------------------------------

                  Shares of the common/collective trusts are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

                  Shares of the registered investment companies are revalued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

                  Investments in Peoples Bancorp, Inc. common stock are carried at quoted market prices.

                  The investment in Peoples Bank, NA, certificates of deposit, money market funds, and the participant loans are recorded at cost which approximates fair market value.

                  Dividends and interest received from investments are recorded as earned on an accrual basis.

                  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Payment of Benefits
                  -------------------

                  Benefits are recorded when paid.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:  INVESTMENTS

                  The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.

                                                                                        December 31,
                                                              ----------------------------------------------------------------
                                                                           2002                              2001
                                                              -------------------------------    -----------------------------
                                                                               FAIR                              FAIR
                                                                   UNITS       VALUE              UNITS          VALUE
INVESTMENTS  AT FAIR VALUE AS  DETERMINED  BY QUOTED MARKET
PRICE

   Fidelity U.S. Treasury Income Portfolio Fund                          0             $0        3,723,181   $ 3,723,181
   Invesco Cash Reserve Fund                                       293,810        293,810                0             0
* Acorn Fund                                                        70,015      1,085,232           71,859     1,284,835
   American Century Strategic Allocation                             1,290          6,289                0             0
   American Growth Fund                                             18,358        339,079                0             0
   Dodge & Cox Common Stock                                          2,083        183,378                0             0
* Dodge & Cox Balanced Fund                                         12,295        746,967                0             0
   ING Pilgrim International Value                                  32,935        338,905                0             0
   Aim Mid-Cap Core Equity                                          20,081        425,326                0             0
* Invesco 500 Index Trust                                           57,929      1,259,366                0             0
   Invesco Structured Small-Cap Val Equity Trust                     1,310         72,921                0             0
   Invesco Core Fixed Income Trust                                  11,786        342,017                0             0
* Invesco Stable Value Trust                                     1,517,863      1,517,863                0             0
* Peoples Bancorp, Inc. Common Stock                               531,551      7,116,109          280,150     5,140,753
                                                                              -----------                    -----------
                                                                              $13,727,262                    $10,148,769
                                                                              ===========                    ===========

INVESTMENTS AT ESTIMATED FAIR VALUE
   Peoples Certificates of Deposit                                       0    $         0        1,090,051   $ 1,090,051
   Participants Loans Receivable                                                  262,406                        250,626
                                                                              -----------                    -----------

                                                                              $   262,406                    $ 1,340,677
                                                                              -----------                    -----------

TOTAL INVESTMENTS                                                             $13,989,668                    $11,489,446
                                                                              ===========                    ===========

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:  INVESTMENTS (Continued)

                  During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,117,490 and $1,015,674, respectively as follows:

                                                                                              2002               2001
                                                                                         -------------      --------------
CHANGES IN INVESTMENTS REPORTED AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE
Acorn Fund                                                                                  $ (195,491)       $  67,092
Templeton Foreign Fund                                                                               0             (483)
Janus Worldwide Fund                                                                                 0          (83,632)
White Oak Growth Fund                                                                         (164,149)        (162,125)
T Rowe Price Mid-Cap Growth                                                                          0              823
Vanguard Total Bond Fund                                                                         7,600             (361)
Vanguard 500 Index Fund                                                                       (351,377)        (183,655)
Vanguard Asset Allocation Fund                                                                       0          (53,228)
ING International Value                                                                        (91,760)               0
Calvert Income A                                                                                  (315)               0
 Dodge & Cox Balanced Fund                                                                     (43,831)               0
 Dodge & Cox Stock Fund                                                                        (12,900)               0
 Money Market Funds                                                                              9,118                0
 AMRO Income Plus-Stable Value                                                                   8,469                0
 Heartland Value Fund                                                                           (8,524)               0
 Fidelity Mid-Cap                                                                             (136,685)               0
 American Funds-Growth Fund of America                                                         (17,999)               0
 Invesco 500 Index Trust                                                                       (25,428)               0
 Invesco Structured Small-Cap Value Equity Trust                                                   (16)               0
 Invesco Core Fixed Income Trust                                                                 7,292                0
 Aim Mid-cap Core Equity                                                                           449                0
 American Century Strategic Allocation Funds                                                       (51)               0
 Notes Receivable-participant loan fund                                                         (2,005)               0
 Domini Social Equity                                                                           (2,429)               0
Peoples Bancorp, Inc. Common Stock                                                           2,137,522        1,431,243
                                                                                             ---------        ---------

NET CHANGE IN FAIR VALUE                                                                    $1,117,490       $1,015,674
                                                                                            ==========       ==========


NOTE 4:  RELATED PARTY TRANSACTIONS

                  Certain Plan investments such as certificates of deposit and shares in the common/collective trusts were managed by Peoples Bank, NA, a subsidiary of Peoples Bancorp, Inc. for the first few days of the this plan year. Peoples Bank, NA was also the trustee as defined by the Plan for the first few days of this plan year and, therefore, these transactions qualify as party-in-interest.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5:  PAYMENT OF EXPENSES

                  The Corporation elected to pay certain administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.


NOTE 6:  PLAN TERMINATION

                  Although it has not expressed any intent to do so, Peoples Bancorp, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts.

NOTE 7:  TAX STATUS

                  The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator has not applied for a determination letter from the Internal Revenue Service because the Plan adopted a prototype plan sponsored by Institutional Trust Co. which has received a favorable determination letter (dated August 30, 2001) from the IRS. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN

                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2002

 (a)  (b) Identity of issues,          (c) Description of investment including                     (d) Cost      (e) Current Value
      borrower, lessor or           maturity date, rate of interest, collateral,       Units
         similar party                         par or maturity value
------------------------------------------------------------------------------------------------------------------------------------
                           Invesco Cash Reserve Fund                                  293,810         293,810            293,810
                           Acorn Fund                                                  70,015       1,071,656          1,085,232
                           American Century Strategic Allocation                        1,290           6,341              6,289
                           American Growth Fund                                        18,358         349,160            339,079
                           Dodge & Cox Common Stock                                     2,083         181,420            183,378
                           Dodge & Cox Balanced                                        12,295         742,531            746,967
                           ING Pilgrim International Value                             32,935         343,614            338,905
                           Aim Mid-Cap Core Equity                                     20,081         424,990            425,326
                           Invesco 500 Index Trust                                     57,929       1,285,211          1,259,366
                           Invesco Structured Small-Cap Value Equity Trust              1,310          72,941             72,921
                           Invesco Core Fixed Income Trust                             11,786         334,737            342,017
                           Invesco Stable Value Trust                               1,517,863       1,517,863          1,517,863
                           Peoples Bancorp Inc Common Stock                           531,551       2,662,149          7,116,109
                           Participant loans                                                          262,406            262,406
